51-102F3
MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
RepliCel Life Sciences Inc. (the “Company” or “RepliCel”)
900 – 570 Granville Street
Vancouver, BC  V6C 3P1
Item 2   Date of Material Change
August 4, 2022
Item 3   News Release
The news release dated August 4, 2022 was disseminated through AccessWire.
Item 4   Summary of Material Change

The Company announced the granting of several patents covering novel aspects of the DermaPrecise™ product portfolio, as well as the granting and/or allowance of four other patent applications for its skin rejuvenation and tendon regeneration technologies.
The Company has now been granted patents for DermaPrecise™ by the patent offices in the Unites States (Patent No. 11,311,684) and Japan (Patent No. 6718472B2), both of which are key, near-term markets for the Company’s cell therapies and the DermaPrecise™ product line.  The Company has also received a notice of allowance in New Zealand for a corresponding patent application.
Additionally, the Company has been granted:
•	in relation to its RCS-01, regenerative cell therapy for skin rejuvenation, a patent in New Zealand (Patent No. 715905) and a notice of allowance in Mexico on a related application;
•
in relation to its RCT-01 cell-based regenerative medicine for the treatment of chronic tendinopathy, a patent in South Africa, and a notice of allowance on a corresponding application in China, where the product has been licensed and is being co-developed by RepliCel’s partner for Greater China.

About the DermaPrecise Product Line
The DermaPrecise™ Injector is an electronic injection system designed to offer new levels of control over any injection into the intro-dermal and subcutaneous layers for which precision of depth, dose and/or delivery matters.
About RepliCel's Skin and Tendon Programs
Both RepliCel’s cell-based skin rejuvenation product (RCS-01) and its cell-based tendon regeneration product (RCT-01) have been the subject of successful phase 1 clinical studies. RepliCel is currently preparing for next-phased clinical testing and commercialization of two cell-based regenerative medicines in Japan. In China, RepliCel’s partner, YOFOTO China Health Company, is currently preparing for phase 2 studies in China of these same therapies in collaboration with RepliCel.

Item 5   Full Description of Material Change
5.1         Full Description of Material Change
A full description of the material change is described in Item 4 above and in the News Release which was filed on SEDAR.
5.2         Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7   Omitted Information
None
Item 8   Executive Officer
Contact:          Lee Buckler, CEO and President
Telephone:      604.248.8693
Item 9    Date of Report
August 4, 2022